

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Ming Yi
Chief Financial Officer
Future FinTech Group Inc.
Americas Tower
1177 Avenue of the Americas
Suite 5100
New York, NY 10036

> **Re: Future FinTech Group Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **File No. 001-34502**

Dear Mr. Yi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K filed April 15, 2022

Note Concerning Forward-Looking Statements, page ii

1. We note your disclosure that "we," "us," "our", "the Company" or "Future FinTech" refers to Future Fintech Group, Inc., "together with [y]our direct or indirect subsidiaries." Please revise your disclosure to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile)

in which investors are purchasing an interest.

Summary of Significant Risk Factors
Risks Related to Doing Business in the PRC , page iii

2.   In your summary of risk factors, please provide specific cross-references to the corresponding individual risk factors discussed in Item 1A.

Item 1 – Business, page 1

3.   We note your disclosure that you are "a holding company incorporated under the laws of the State of Florida." Please revise your disclosure to also disclose prominently at the beginning of this section that you are not a Chinese operating company but a Florida holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. In this regard, we note your related discussion on page 4 beginning with "[w]e are a holding company . . . ," but such discussion should be more prominently disclosed to investors. Further, as noted on page 3, also disclose here that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. In this regard, please also make conforming changes on page 44, including replacing the use of "replicate" with the phrase "provide investors with exposure." Your disclosure here should also acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

4.   Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company, and also disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot

inspect or investigate completely your auditor. Please also revise to discuss the Accelerating Holding Foreign Companies Accountable Act as you do on page 36.

5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. To the extent not addressed in your current disclosure (e.g., on page 4), describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. In connection therewith, amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash and/or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds and/or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash and/or assets. Provide cross-references to these other discussions in the risk factors. Last, to the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies here, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

6. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Our VIE Contractual Arrangements, page 3

7. Describe how the relevant VIE contractual agreements between the entities and this type of corporate structure may affect investors and the value of their investment, including that the company may incur substantial costs to enforce the terms of the arrangements.

8. We note your disclosure that you "receive substantially all of the economic benefits of our VIE," and your disclosure on page 44 that you "control and receive the economic benefits of the VIE's business operations" through certain contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure on page 3 that you are the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

Item 1A – Risk Factors

"If the PRC government deems that the contractual arrangements in relation to . . . " , page 37

9. We note your disclosure that "[y]our shares may decline in value if [you] are unable to assert [y]our contractual control rights over the assets of [y]our PRC VIE." Please revise your disclosure to state that your shares may become worthless as a result of such inability to assert control, and also discuss the inability to assert contractual control over the VIE that conducts all or substantially all of your operations.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

Sales of coals and aluminum ingots, page F-16

10. Please support your recognition of revenue on a gross basis for the sales of coal and aluminum ingots. Refer to the guidance in FASB ASC 606-10-55-36 through 40. Include in your response how the disclosure on page 7 that you sign purchase and sale agreements with suppliers and buyers, the suppliers are responsible for the supply and transportation of coal to the end users' designated freight yard or transfer the title of aluminum ingots to you in certain warehouses, and that you select the customers and suppliers that have good credit and reputation was considered in your evaluation of whether you are the principal

or an agent. In particular, tell us when and how you obtain ownership over the coal and ingots and for how long your ownership lasts, and whether you take possession of these items.

General

11.   We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

12.   We note that through an acquisition you entered into asset management services as a line of business during 2021. We further note in the Form 10-Q for the period ended June 30, 2022 it appears your management services are your principal operations and that you manage approximately $273 million in assets. Please tell us how you considered the applicability of the rules and regulations of the Investment Company Act of 1940 and the Investment Advisors Act of 1940 to this business and your related reporting.

13.   To the extent that you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, please (i) state that is the case and identify the relevant individuals in your section entitled Item 10 - Directors, Executive Officers and Corporate Governance and (ii) include a separate "Enforceability" section, consistent with Item 101(g) of Regulation S-K, and revise your risk factor on page 36 to particularly address the challenges of bringing actions and enforcing judgments/liabilities against such individuals located in the PRC/Hong Kong.

14.   Please revise to identify your PRC counsel that you refer to throughout this annual report.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer Lopez Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services